MINTZ LEVIN Michael L. Fantozzi 617 348 1640 mlfantozzi@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

May 26, 2006

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

    Re:
    Alphatec Holdings, Inc.
    Registration Statement on Form S-1, Filed February 6, 2006
    File No. 333-131609

Ladies and Gentlemen:

        On behalf of Alphatec Holdings, Inc. ("Alphatec" or the "Company"), we are hereby filing with the Securities and Exchange Commission (the "Commission") Amendment No. 5 ("Amendment No. 5") to the above-referenced Registration Statement on Form S-1 (the "Registration Statement"), initially filed with the Commission on February 6, 2006, as amended on March 23, 2006, April 20, 2006, May 8, 2006 and May 15, 2006. We are delivering one courtesy copy of Amendment No. 5, marked to show the changes effected to the Registration Statement as initially filed, and one courtesy copy of this letter, to each of Lynn Dicker, Brian Cascio, Adelaja Heyliger and Perry Hindin of the Commission.

        Please call the undersigned at (617) 542-6000 with any comments or questions regarding the Amendment, and kindly fax a copy of any written comments to the following parties:

James M. McKnight Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Chrysler Center 666 Third Avenue New York, NY 10017 (212) 935-3000 FAX: (212) 983-3115	Michael L. Fantozzi Sahir C. Surmeli Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, MA 02111 (617) 542-6000 FAX: (617) 542-2241	Ebun S. Garner, Esq. Alphatec Holdings, Inc. 2051 Palomar Airport Road Carlsbad, CA 92011 (760) 431-9286 FAX: (760) 431-9083

Thank you for your assistance.

Very truly yours,
/s/ MICHAEL L. FANTOZZI Michael L. Fantozzi

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Boston -- Washington -- Reston -- New York -- Stamford -- Los Angeles -- London

Securities and Exchange Commission
May 26, 2006

cc:    Securities and Exchange Commission
        Perry Hinden
        Adelaja Heyliger
        Lynn Dicker
        Brian Cascio
 Alphatec Holdings, Inc.
        John H. Foster
        Ronald G. Hiscock
        Stephen T.D. Dixon
        Ebun S. Garner
 Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
        Stephen C. Curley
        James M. McKnight
        Sahir C. Surmeli
        Daren Graham
 Clifford Chance US LLP
        Alejandro E. Camacho
        Per B. Chilstrom
 Ernst & Young LLP
        Richard Mejia